STATEMENT OF FINANCIAL CONDITION

Tudor Pickering Holt & Co Advisors LP

With Report of Independent Registered Public Accounting Firm
As of December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor Pickering Holt & Co Advisors LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby St, Ste 5100
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Gottschalk, Chief Accounting Officer (713) 333-7106
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Alexandra Gottschalk _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor Pickering Holt & Co Advisors LP _____ , as of _____ December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Chief Accounting Officer
Title

_____
Notary Public

SAMANTHA J BURTON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BU6388741
Qualified in Queens County
My Commission Expires 03-11-2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor Pickering Holt & Co Advisors LP

Statement of Financial Condition

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm

CONFIDENTIAL



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the General Partner of Tudor Pickering Holt & Co Advisors LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor Pickering Holt & Co Advisors LP (the "Partnership") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2016.
New York, New York
February 18, 2020

1

A member firm of Ernst & Young Global Limited

Tudor Pickering Holt & Co Advisors LP

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	18,959,169
Accounts receivable, net of allowance for doubtful accounts		3,250,238
Prepaid expenses and other assets		152,877
Total assets	$	22,362,284
Liabilities and Partner's Capital		
Accounts payable, accrued expenses and other liabilities	$	717,926
Payables to affiliates		6,551,507
Total liabilities		7,269,433
Commitments, contingencies and indemnifications (Note 8)		
Partners' capital		15,092,851
Total liabilities and partners' capital	$	22,362,284

The accompanying notes are an integral part of this Statement of Financial Condition.

Tudor Pickering Holt & Co Advisors LP

Notes to Statement of Financial Condition

December 31, 2019

1. Organization

Tudor, Pickering, Holt & Co. Advisors, LLC, a Delaware Limited Liability Company, was formed in May 2011 and was converted to Tudor Pickering Holt & Co Advisors LP, a Delaware Limited Partnership (the "Partnership") on December 30, 2016. TPH Advisors GP LLC is the general partner ("General Partner") of the Partnership. Perella Weinberg Partners Group LP ("PWP Group" or "Parent") is the managing member of the General Partner. The Partnership received regulatory approval in February 2012 to operate as a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership claims exemption under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities as the Partnership does not carry customer accounts and does not otherwise hold funds or securities for or owe money or securities to customers. Consequently, a computation of reserve requirements and information relating to the possession or control requirements pursuant to SEC Rule 15c3-3 is not required.

The Partnership is a wholly owned subsidiary of PWP Group, a limited partnership wholly owned by PWP Holdings LP. The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Partnership is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2019, the Partnership was registered as a broker-dealer in 3 states.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates. Certain balances have been reclassified in current year presentation.

Cash and Cash Equivalents

Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Partnership maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2019, the Partnership did not hold any cash equivalents.

Accounts Receivable

Accounts receivable are presented net of any allowance for doubtful accounts that are based on the Partnership's assessment of collectability. The Partnership regularly reviews its accounts receivable for collectability and an allowance is recognized for doubtful accounts, if required.

Allowance for Doubtful Accounts

Any allowance for doubtful accounts is recorded based upon the estimate of accounts receivable, which the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables

are past due and historical collection experience. At December 31, 2019, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists primarily of amounts paid for subscriptions for market data, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the life related service period or policy.

Revenue and Expense Recognition

Effective January 1, 2018, the Partnership adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and all related amendments using the modified retrospective method for all contracts, which required a cumulative effect adjustment upon adoption.

See Note 3—Revenue from Contracts with Customers for further information on contracts within the scope of ASU 2014-09.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent and PWP Employer LP. The expenses processed on behalf of the Partnership by PWP Employer LP relate solely to compensation. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. These amounts result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 7—Related Party Transactions for further explanation of affiliate transactions.

Compensation and Benefits

Compensation and benefits expense includes compensation, payroll taxes, deferred compensation, and other benefits for employees.

Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes. No provision for income taxes is required by the Partnership.

Recent Accounting Pronouncements

Leases—Effective January 1, 2019, the Partnership adopted the new lease accounting standard, ASU No. 2016-02, *Leases* ("ASU 2016-02"), which requires lessees to recognize on its Balance Sheet (Statements of Financial Condition), assets and liabilities for all leases, other than the leases that meet the definition of short-term leases, at the option of the lessee. The Partnership did not have a cumulative-effect adjustment to retained earnings as of the date of adoption. The Partnership elected the transition package of practical expedients to alleviate certain operational complexities related to the adoption, but has not elected the use of hindsight practical expedient. The impact of adoption of the lease guidance as of January 1, 2019 did not have any material impact on the Statement of Financial Condition.

Credit Losses on Financial Instruments—In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 provides amendments to ASC 326, "Financial Instruments—Credit Losses," which amend the guidance on the impairment of financial instruments and adds an impairment model (the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. Entities will recognize an allowance for its estimate of expected credit losses as of the end of each reporting period. The Partnership will adopt ASU 2016-13 on January 1, 2020 and does not expect that adoption will have a material impact on its Statement of Financial Condition and related disclosures.

3. **Revenue from Contracts with Customers**

The services provided under contracts with customers include transaction-related advisory services and fairness opinion services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition. Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer.

Transaction-related Advisory Services

The Partnership is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of clients' capital structure, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial forecasting for potential transactions. Typically, the Partnership provides such advisory services to its customers to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Partnership considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its customers. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the customer.

The Partnership recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Partnership's advisory revenue are recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further discussed below. The Partnership provides its advisory services on an

ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Partnership's clients continuously benefit from its counsel as the Partnership is providing financial and strategic advice throughout the arrangement, and, accordingly, over time revenue recognition matches the transfer of such benefits.

Although the Partnership's transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Partnership's influence, such as third-party negotiations, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.

In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Partnership's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.

Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Partnership recognizes a receivable between the date of completion of the event and payment by the customer.

Fairness Opinion Services

Although the Partnership usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately and the Partnership is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Partnership typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the customer does not simultaneously receive and consume the benefit of the Partnership's performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Partnership recognizes a receivable between the date of delivery of the fairness opinion and payment by the customer.

Contract Costs

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to

payment. The beginning and ending balances of Accounts receivable, net of allowance for doubtful accounts are $5,347,177 and $3,250,238, respectively. Included in Accounts receivable, net of allowance for doubtful accounts on the Statement of Financial Condition is accrued revenue, which represents amounts due from customers and recognized as revenue in accordance with the aforementioned policies (i.e., substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period) but unbilled as of December 31, 2019.

The Partnership records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Partnership has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied). As of December 31, 2019, the Partnership recorded $49,284 of deferred revenue. Deferred revenue is included in Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, $121,905 of the deferred revenue beginning balance was recognized as revenue and was primarily related to the Partnership's transaction-related advisory services performance obligations, which are recognized over time.

4. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with paragraph (a)(2) of the Rule, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2019, the Partnership had net capital of $11,689,736, which resulted in excess net capital of $11,205,107. The Partnership's ratio of aggregate indebtedness to net capital was 0.62 to 1. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2019, the Partnership was required to provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $1,000,000. The Partnership is required to be in compliance with applicable local, state and federal regulations.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

5. Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2019 is solely that of PWP Group, the limited partner. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. During the year ended December 31, 2019, the Partnership made distributions of $14,000,000 to PWP Group.

6. Benefit Plan

The Partnership's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The plan allows qualifying employees to contribute their eligible compensation, subject to Internal Revenue Service limits. The Parent makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Parent may also make a discretionary contribution for participants employed on December 31st of each year.

7. Related Party Transactions

The Partnership receives administrative services including but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Partnership, the amounts have been expensed directly by the Partnership. Allocations of expenses not directly attributable to the Partnership reflect the utilization of services provided or benefits received by the Partnership presented on a consistent basis based on the most relevant measure, such as relative usage or pro-rata basis of headcount.

During the year ended December 31, 2019, the Partnership made distributions to the Parent totaling $14,000,000 in the ordinary course of business. See Note 5—Partners' Capital for further information.

The Partnership is included in the combined Texas state franchise tax return with its affiliates. Any applicable taxes are remitted by an affiliate on behalf of the Partnership. The Partnership reimburses the affiliate for the taxes paid on its behalf.

Outstanding Receivables and Payables

As of December 31, 2019, the Partnership has outstanding payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. As of December 31, 2019, the Partnership had no outstanding receivables from affiliates. The Partnership settles receivables and payables with affiliates in cash within 12 months of incurrence.

8. Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

9. Concentration of Credit Risk and Sector Risk

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

Accounts receivable represents amounts due from clients within the energy industry. As of December 31, 2019, certain accounts receivable in the aggregate amount of $2,498,572 were individually greater than 10% of the Partnership's accounts receivable as of that date and were concentrated with two clients. Of that amount, $425,000 was received subsequent to December 31, 2019, and as such, the Partnership is exposed to a potential loss of $2,073,572 due to credit risk related to these concentrated receivables.

10. Subsequent Events

The Partnership has performed an evaluation of subsequent events through February 18, 2020, which is the date the Statement of Financial Condition was available for issuance.

On January 29, 2020, the Partnership distributed $2,000,000 to the Parent.